COLUMBIA FUNDS VARIABLE INSURANCE TRUST

225 Franklin Street

Boston, MA 02110

Writer’s Direct Contact

(617) 385-9536

January 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Ms. Deborah O’Neal-Johnson

RE:	Columbia Funds Variable Insurance Trust (the “Registrant”) on behalf of the following funds (the “Funds”): Columbia Variable Portfolio - Contrarian Core Fund, Variable Portfolio - AQR Managed Futures Strategy Fund, Variable Portfolio - Eaton Vance Global Macro Advantage Fund and Variable Portfolio - Oppenheimer Commodity Strategy Fund

Post-Effective Amendment No. 41

Registration File Nos.: 033-14954; 811-05199

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 41 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Variable Portfolio - Contrarian Core Fund, Variable Portfolio - AQR Managed Futures Strategy Fund, Variable Portfolio - Eaton Vance Global Macro Advantage Fund and Variable Portfolio - Oppenheimer Commodity Strategy Fund of the Registrant (the “Funds”) to its registration statement on Form N-1A.

No fees are required in connection with this filing.

In addition to Part C, the Amendment includes: (i) the prospectuses for Class 1 and Class 2 shares of each Fund and (ii) the Statement of Additional Information of the Funds.

If you have any questions or comments, please do not hesitate to contact the undersigned at 617.385.9536.

Very truly yours,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Variable Insurance Trust